Filed by Metrocall Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, Commission File No. 333-115769

Subject Company: Metrocall Holdings, Inc.

Subject Company: Arch Wireless, Inc.

Subject Company: USA Mobility, Inc.

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2003, each as amended by an Amendment No. 1 to Form 10-K filed on April 29, 2004, Metrocall’s quarterly report on Form 10-Q for the quarter ended March 31, 2004 as amended by an Amendment No. 1 to Form 10-Q filed on June 11, 2004 and Amendment No. 2 to Form 10-Q filed on July 16, 2004, Metrocall’s quarterly report on Form 10-Q for the quarter ended June 30, 2004 as amended by an Amendment No. 1 to Form 10-Q filed on August 20, 2004, and Arch’s quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004.

USA Mobility, Inc. (formerly Wizards-Patriots Holdings, Inc.), a recently-formed Delaware corporation that will become the parent holding company for each of Metrocall and Arch upon completion of the proposed merger, has filed an amended Registration Statement on Form S-4 with the SEC containing the form of a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Brett Mankey (tel.: 703-660-6677, extension 6231) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

Investors should read the definitive joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decision.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of October 5, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 1.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of October 5, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 6.2%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

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[The following is a press release]

NEWS RELEASE

For Immediate Release	Contacts:
Wednesday, October 6, 2004	For Arch:	Bob Lougee	(508) 435-6117
	For Metrocall:	Brett Mankey	(703) 660-6677 Ext.6231

Metrocall, Arch Schedule Special Meetings of Stockholders
To Vote on Proposed Merger

Alexandria, VA and Westborough, MA (October 6, 2004) — Metrocall Holdings, Inc. (Nasdaq: MTOH) and Arch Wireless, Inc. (Nasdaq: AWIN, BSE: AWL) today announced that they have scheduled special meetings of stockholders of each company for 10:00 a.m. on Monday, November 8, 2004 to vote on their proposed merger. The record date for both meetings is October 7, 2004.

The special meeting of Metrocall stockholders will be held at Sheraton Suites, 801 North Saint Asaph Street, Alexandria, Virginia. The special meeting of Arch stockholders will be held at the offices of Wilmer Cutler Pickering Hale and Dorr, LLP, 60 State Street, Boston, Massachusetts.

Metrocall and Arch previously announced a merger agreement that would result in a combination of the two businesses into a holding company to be called USA Mobility, Inc. The transaction is subject to several conditions, including stockholder and regulatory approvals.

A definitive joint proxy statement/prospectus and related proxy materials is expected to be mailed to stockholders of each company on or about October 8, 2004. Metrocall and Arch investors are urged to read the definitive joint proxy statement/prospectus and other relevant materials on the proposed merger because they contain important information about Metrocall, Arch, USA Mobility and the proposed transaction.

Arch Wireless, Inc., headquartered in Westborough, Mass., is a leading wireless messaging and mobile information company with operations throughout the United States. It offers a full range of wireless messaging and wireless e-mail services, including mobile data solutions for the enterprise, to business and retail customers nationwide. Arch provides services to customers in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and in the Caribbean principally through a nationwide direct sales force, as well as through indirect resellers, retailers and other strategic partners. Additional information on Arch is available on the Internet at http://www.arch.com.

Metrocall Wireless, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. Additional information on Metrocall is available on the Internet at http://www.metrocall.com.

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